UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

NAVTECH, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

63935 Q 10 0

(CUSIP Number)

Jack Taraboulos, 9400 South Dadeland Boulevard, Dadeland Towers Suite 601, Miami, Florida 33156

(305) 271-4360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63935 Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOHN BETHANIS
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: GREECE

7. Sole Voting Power 0
8. Shared Voting Power: 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 63935 Q 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JACK TARABOULOS
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds: N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: USA

7. Sole Voting Power 0
8. Shared Voting Power: 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

Introductory Note

This Amendment No. 5 to Schedule 13D is being filed by John Bethanis and Jack Taraboulos to further amend the Schedule 13D originally filed by Mr. Bethanis on February 19, 2004, as amended. This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Navtech, Inc., a Delaware corporation (the “Issuer”). Information in the Schedule 13D, as amended, remains in effect except to the extent that it is superseded by this Amendment No. 5 to Schedule 13D.

Item 5.	Interest in the Securities of the Issuer
On March 24, 2006, Mr. Bethanis entered into agreements with the Issuer and a third party pursuant to which Mr. Bethanis agreed to sell 620,690 and 376,376 shares, to the Issuer and the third party, respectively, at a price of $2.90 per share. The shares subject to the agreements represent Mr. Bethanis’s entire investment in the Issuer. The agreements provide that the closing of the sales will occur on or prior to April 18, 2006.

Item 7.	Exhibits
1. Joint Filing Agreement
2. Stock Purchase Agreement dated as of March 24, 2006, between John Bethanis and Cambridge Information Group.
3. Stock Purchase Agreement dated as of March 24, 2006, between John Bethanis and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
JOHN BETHANIS

/s/ Jack Taraboulos
JACK TARABOULOS

By:	*/s/ Jack Taraboulos
Jack Taraboulos, Attorney-in-Fact

Dated: March 29, 2006

EXHIBIT 1

The undersigned hereby agree that this Amendment to the Schedule 13D filed by us with respect to the Common Stock of Navtech, Inc. is filed on behalf of each of us.

*
JOHN BETHANIS

/s/ Jack Taraboulos
JACK TARABOULOS

*/s/ Jack Taraboulos
By Jack Taraboulos, Attorney in Fact

Exhibit 2

Execution Copy

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of March 24, 2006 by and between Cambridge Information Group, Inc. (“Buyer”) and John Bethanis (“Seller”).

WHEREAS, Buyer intends to purchase from Seller and Seller intends to sell to the Buyer 376,376 shares of Navtech Inc. (the “Company”), on the terms and subject to the conditions herein provided.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements herein made, and upon the terms and subject to the conditions herein contained, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement and for the consideration specified below in Section 1.2, at the Closing (as defined in Section 1.3), the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer Three Hundred Seventy Six Thousand Three Hundred Seventy Six (376,376) shares of Common Stock, par value $0.001 per share, of the Company (the “Shares”), together with all rights attached to the Shares.

1.2 Purchase Price. The purchase price for the Shares is One Million Ninety One Thousand Four Hundred Ninety and 40/100 Dollars ($1,091,490.40) (the “Purchase Price”) which shall be payable at the Closing.

1.3 Closing. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as soon as reasonably practicable from the date hereof, but in no event later than the close of business eastern standard time April 18, 2006, unless otherwise agreed to by the parties hereto. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” The Closing shall not be deemed complete and title to the Shares and the Purchase Price shall not pass to Buyer and Seller, respectively, until all the closing deliveries contemplated by Section 1.4 shall have been delivered and Seller has completed the sale of certain other shares of the Company to the Company pursuant to a Stock Purchase Agreement with the Company of even date herewith.

1.4 Closing Deliveries. At the Closing, (i) Seller shall deliver to buyer the Shares either by delivering certificates representing the Shares accompanied by duly executed stock powers, executed in blank transferring such Shares to Buyer or (to the extent the Shares are held by a nominee or custodian on Seller’s behalf) by electronic credit to a brokerage account of Buyer in accordance with the instructions set forth on Schedule I hereto and (ii) Buyer shall pay to Seller the Purchase Price by wire transfer in immediately available funds in accordance with the wire transfer instructions set forth on Schedule II hereto.

ARTICLE II

REPRESENTATIONS

2.1 Representations of Seller. Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that: (i) he is the sole beneficial owner of the Shares, and that the Shares are free and clear of all liens, claims and encumbrances or claims of any kind and any restrictions on transfer (other than under applicable securities laws) whatsoever and, upon delivery of the items described in Section 1.4 above, good and valid title to the Shares will transfer to the Buyers; (ii) this Agreement has been duly authorized, executed and delivered by Seller and constitutes Seller’s legal, valid and binding obligation, enforceable against it in accordance with its terms; (iii) neither the execution and the delivery of this Agreement, nor the consummation of the transaction contemplated hereby, will violate any statute, agreement, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency or court to which the Seller is subject; (iv) he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of selling the Shares and has had the opportunity to discuss the Company’s business, management and financial affairs with the Company’s management; and (v) he has not engaged a broker or finder in connection with this Agreement or the transactions contemplated hereby.

2.3 Representations of Buyer. The Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that: (i) it is acquiring the Shares for its own account and not with a view to reselling or distributing such securities; (ii) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Shares and has had the opportunity to discuss the Company’s business, management and financial affairs with the Company’s management; (iii) this Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms; (iv) it is an “accredited investor” as defined in Rule 501 promulgated under the Act; and (v) it has not engaged a broker or finder in connection with this Agreement or the transactions contemplated hereby.

2.4 Survival of Representations. The representations and warranties of Seller and Buyer contained in this Article II shall survive the Closing.

ARTICLE III

RELEASE

3. Release.

a. In consideration of the agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Seller, for himself, his successors, assigns, employees, and agents (collectively, the “Seller Parties”), hereby acquits, releases and forever discharges the Buyer and its officers, stockholders, agents, employees, contractors, representatives, predecessors, successors, and assigns (collectively, the “Buyer Parties”), from all manner of actions, causes, causes of actions, suits, complaints, proceedings, debts, dues, contracts, judgments, damages, torts, claims, statutory and court violations, and demands whatsoever, in law or equity, known or known, mature or unmatured,

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accrued or unaccrued that any of the Seller Parties had, have, or may hereafter have against any of the Buyer Parties arising from the beginning of time up to and including the Closing Date relating to the Seller’s investment in the Company or ownership of the Shares, but excluding any claims relating to the Buyer’s failure to perform under this Agreement.

b. The Seller, understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

c. The Seller agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.

ARTICLE IV

GENERAL PROVISIONS

4.1 Entire Agreement; Binding Effect. This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein and supersedes all prior agreements or understandings among the parties hereto with regard to the subject matter contained herein. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and/or permitted assigns.

4.2 Execution in Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile signature), each of which shall be an original and all of which, taken together, shall constitute one instrument.

4.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Delaware.

4.3 Expenses. The Buyer and the Seller shall each bear their own expenses with respect to this Agreement and the transactions contemplated hereby.

4.4 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof.

4.5 Specific Performance. The Buyer and the Seller each hereby acknowledge and agree that, in the event of a breach of any of the obligations contained herein, the other may suffer irreparable harm and significant injury which may be difficult to ascertain or which may not be compensable by money damages and for which such party shall have no adequate remedy available at law. Accordingly, the parties agree that each party will have the right to seek and obtain immediate injunctive relief or other equitable relief from a court of competent jurisdiction as may be necessary or appropriate either to enforce the obligations under this Agreement or to prevent or curtail any actual or threatened breach hereof, including a breach of any representations or warranties set forth herein.

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In witness whereof, the parties have executed this Agreement as of the date first set forth above.

BUYER:

Cambridge Information Group, Inc.

By:	/s/ Andrew M. Snyder
Name:	Andrew M. Snyder
Title:	President

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SELLER:

John Bethanis

/s/ John Bethanis

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Exhibit 3

Execution Copy

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of March 24, 2006 by and between Navtech Inc. (“Buyer” or “Company”) and John Bethanis (“Seller”).

WHEREAS, Buyer intends to purchase from Seller and Seller intends to sell to the Buyer 620,690 shares of Navtech Inc., on the terms and subject to the conditions herein provided.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements herein made, and upon the terms and subject to the conditions herein contained, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement and for the consideration specified below in Section 1.2, at the Closing (as defined in Section 1.3), the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer Six Hundred Twenty Thousand Six Hundred Ninety (620,690) shares of Common Stock, par value $0.001 per share, of the Company (the “Shares”), together with all rights attached to the Shares.

1.2 Purchase Price. The purchase price for the Shares is One Million Eight Hundred Thousand and One Dollars ($1,800,001.00) (the “Purchase Price”) which shall be payable at the Closing.

1.3 Closing. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place as soon as reasonably practicable from the date hereof, but in no event later than the close of business eastern standard time April 18, 2006, unless otherwise agreed to by the parties hereto. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” The Closing shall not be deemed complete and title to the Shares and the Purchase Price shall not pass to Buyer and Seller, respectively, until all the closing deliveries contemplated by Section 1.4 shall have been delivered and Seller has completed the sale of certain other shares of the Company to Cambridge Information Group, Inc. (“CIG”) pursuant to a Stock Purchase Agreement with CIG of even date herewith.

1.4 Closing Deliveries. At the Closing, (i) Seller shall deliver to Buyer the Shares either by delivering certificates representing the Shares accompanied by duly executed stock powers, executed in blank transferring such Shares to Buyer or (to the extent the Shares are held by a nominee or custodian on Seller’s behalf) by electronic credit to a brokerage account of Buyer in accordance with the instructions set forth on Schedule I hereto and (ii) Buyer shall pay to Seller the Purchase Price by wire transfer in immediately available funds in accordance with the wire transfer instructions set forth on Schedule II hereto.

ARTICLE II

REPRESENTATIONS

2.1 Representations of Seller. Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date that: (i) he is the sole beneficial owner of the Shares, and that the Shares are free and clear of all liens, claims and encumbrances or claims of any kind and any restrictions on transfer (other than under applicable securities laws) whatsoever and, upon delivery of the items described in Section 1.4 above, good and valid title to the Shares will transfer to the Buyers; (ii) this Agreement has been duly authorized, executed and delivered by Seller and constitutes Seller’s legal, valid and binding obligation, enforceable against it in accordance with its terms; (iii) neither the execution and the delivery of this Agreement, nor the consummation of the transaction contemplated hereby, will violate any statute, agreement, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency or court to which the Seller is subject; (iv) he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of selling the Shares and has had the opportunity to discuss the Company’s business, management and financial affairs with the Company’s management; and (v) he has not engaged a broker or finder in connection with this Agreement or the transactions contemplated hereby.

2.3 Representations of Buyer. The Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that: (i) this Agreement has been duly executed and delivered by Buyer and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms; and (ii) the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action of the Buyer.

2.4 Survival of Representations. The representations and warranties of Seller and Buyer contained in this Article II shall survive the Closing.

ARTICLE III

RELEASE

3. Release.

a. In consideration of the agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Seller, for himself, his successors, assigns, employees, and agents (collectively, the “Seller Parties”), hereby acquits, releases and forever discharges the Company and its officers, stockholders, agents, employees, contractors, representatives, predecessors, successors, and assigns (collectively, the “Company Parties”), from all manner of actions, causes, causes of actions, suits, complaints, proceedings, debts, dues, contracts, judgments, damages, torts, claims, statutory and court violations, and demands whatsoever, in law or equity, known or known, mature or unmatured, accrued or unaccrued that any of the Seller Parties had, have, or may hereafter have against any of the Company Parties arising from the beginning of time up to and including the Closing Date relating to the Seller’s investment in the Company or ownership of the Shares, but excluding any claims relating to the Buyer’s failure to perform under this Agreement.

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b. The Seller, understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

c. The Seller agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above.

ARTICLE IV

GENERAL PROVISIONS

4.1 Entire Agreement; Binding Effect. This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein and supersedes all prior agreements or understandings among the parties hereto with regard to the subject matter contained herein. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and/or permitted assigns.

4.2 Execution in Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile signature), each of which shall be an original and all of which, taken together, shall constitute one instrument.

4.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Delaware.

4.3 Expenses. The Buyer and the Seller shall each bear their own expenses with respect to this Agreement and the transactions contemplated hereby.

4.4 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof.

4.5 Specific Performance. The Buyer and the Seller each hereby acknowledge and agree that, in the event of a breach of any of the obligations contained herein, the other may suffer irreparable harm and significant injury which may be difficult to ascertain or which may not be compensable by money damages and for which such party shall have no adequate remedy available at law. Accordingly, the parties agree that each party will have the right to seek and obtain immediate injunctive relief or other equitable relief from a court of competent jurisdiction as may be necessary or appropriate either to enforce the obligations under this Agreement or to prevent or curtail any actual or threatened breach hereof, including a breach of any representations or warranties set forth herein.

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In witness whereof, the parties have executed this Agreement as of the date first set forth above.

BUYER:

Navtech, Inc.

By:	/s/ David Strucke
Name:	David Strucke
Title:	President

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SELLER:

John Bethanis

/s/ John Bethanis

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